

Mail Stop 3030

February 28, 2018

Rebecca Boyden
Deputy General Counsel
Broadcom Limited
1 Yishun Avenue
Singapore 768923

> **Re:** **Broadcom Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 22, 2018**
> **File No. 001-37690**

Dear Ms. Boyden:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Tony Richmond, Esq.
        Latham & Watkins LLP